NO ACT

10
12-09-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005613

January 13, 2011

Carol V. Schwartz
Secretary and Corporate Governance Officer
American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01 50 01
New York, NY 10285

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-11

Re: American Express Company
Incoming letter dated December 9, 2010

Dear Ms. Schwartz:

This is in response to your letter dated December 9, 2010 concerning the shareholder proposal submitted to American Express by Peter Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 9, 2010

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission,'" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



American Express Company
Office of the Corporate Secretary
3 WFC, American Express Tower
200 Vesey Street, Mail Drop: 01 50 01
New York, NY 10285

December 9, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing on behalf of American Express Company (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Mr. Peter W. Lindner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 8, 2010, attached as Exhibit A. A copy of this submission is being sent simultaneously to the Proponent. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax only to the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ('Code') to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission' after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex."

SIMILARITY TO PRIOR PROPOSALS

As an initial matter, the Company notes that the Proposal is substantially identical to the proposals (each, a "Prior Proposal") that the Proponent submitted for inclusion in the Proxy Materials for each of the Company's 2007, 2008, 2009 and 2010 annual meetings of shareholders. The Staff concurred with the exclusion of each of the Prior Proposals pursuant to (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations (in the case of each of the 2007 and 2009 annual meetings) and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for the submission of shareholder proposals (in the case of the 2008 and 2010 annual meetings).[1] A copy of the Prior Proposals submitted by the Proponent in connection with the 2007, 2008, 2009 and 2010 annual meetings, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto) and the Staff's response thereto, are attached as Exhibits C, D, E and F, respectively.

This letter sets forth reasons for the Company's belief that the Proposal may be properly excluded from the Proxy Materials. These reasons are substantially similar to the reasons set forth in the undersigned's letter, dated December 17, 2008,

---

[1] In connection with a lawsuit that the Proponent brought against the Company (which is discussed in Section 2), the Proponent, notwithstanding the Staff's no-action letter, sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2009 annual meeting of shareholders. In a bench ruling upholding the Staff's no-action letter and finding that the Company did not need to include the Prior Proposal in its proxy materials, U.S. District Court Judge John G. Koetl stated "[i]n light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in [the Company's] proxy materials." Transcript of Preliminary Injunction Hearing at 27:20-25, Peter W. Lindner v. American Express et. al, No. 06 Civ. 3834 (S.D.N.Y. April 23, 2009). The relevant portion of this transcript is attached as Exhibit B.

to the Staff as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2009 Annual Meeting.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the Proposal seeks to establish "mandatory penalties" for violations of the Company's Employee Code of Conduct (the "Code"), and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

The Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. Indeed, in substantially similar proposals made by the Proponent in 2007 and 2009, the Staff concurred with the Company's view that such Prior Proposals could be excluded from the Company's proxy materials "under rule 14a-8(i)(7), as relating to [the Company's] ordinary business operations (i.e., terms of its code of conduct)." *See* Exhibits C and E. Additionally, in International

Business Machines Corp. (Jan. 7, 2010), the Staff, in granting no-action relief where a proponent requested that IBM restate and enforce its standards of ethical behavior, stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." In AES Corp. (Jan. 9, 2007), the Staff granted no-action relief where the proponent sought to have AES establish an ethics oversight committee. Also, in Monsanto Company (Nov. 3, 2005), the Staff granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully request the Staff's concurrence with our view that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears toward the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the

Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company regarding the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, the Proponent filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. The Proponent and the Company settled this action in November 2010. Based in part on the repeated submission of substantially similar proposals over a period of several years, the Company believes that it is clear that the Proponent has submitted the Proposal in an effort to exact retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, General Electric Co. (Jan 12. 2007), Morgan Stanley (Jan. 14, 2004), International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer. Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading, or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct. In particular, the Proposal states that (i) "the Code is breached and not enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned. For this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

Should the Staff have any questions, or should the Staff require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-5714 (facsimile: 212-640-0135; e-mail: carol.schwartz@aexp.com).

Thank you for your prompt attention to this matter.

Very truly yours,



Carol V. Schwartz
Secretary and Corporate
Governance Officer

Attachments

cc: Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: November 8, 2010 (previously sent: September 22, 2010)

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2011. **Please confirm the timely receipt of this proposal**, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. Please also respond to this proposal as if it were given during the normal timeframe of December 2010, so that we can agree on what should remain, and what Amex disagrees on whether certain facts are true.

Please **also** confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action

---

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

> **"Friday, April 06, 2007**
>
> ...
>
> Dear Judge Koeltl,
>
> Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.
>
> I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**
>
> As I have continued to do, I will abide by the confidentiality agreement.
>
> Sincerely,
>
> Peter W. Lindner"
>
> [Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

before Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that it refutes Amex's claims in writing and orally to The Court (in the person of The Honorable USDJ Koeltl) that Amex did not stop Peter Lindner from communicating with the SEC.
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 28, 2006, yet denied it in a letter to me that very next day in March 1, 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And whether both managers[3] of Qing & Jason (Ash Gupta and the head of the

---

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

" 10

94n3linc Motion

9 MR. SACCA: Good afternoon, your Honor. I will be
10 very brief. I don't intend to repeat anything that was in our
11 papers, unless your Honor would like clarification.
12 I would like to address just a couple points. One is
13 the accusation that we've made misrepresentations to the Court
14 about Mr. Lindner's ability to communicate with the SEC. There
15 is in fact **no evidence in the record that Mr. Lindner was under**
16 any prohibition from responding to the SEC in response to
17 American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

[3] According to the "Whistleblower Policy" such information should be reported immediately to the General Counsel's Office ("GCO"), especially in violation of "the law and its Code of Conduct", and that insofar as Mr. Lindner understands, Amex has not disciplined Mr. Brown for violation of section 3.3, nor has followed section 3.5. Indeed, Amex may well have retaliated against Mr. Lindner as "whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true". In terms of the events of Mar/Apr2005, the "allegations of impropriety" which were not only what Mr. Lindner "reasonably believe[d] to be true", but were true in almost each and every respect, but denied by Amex for the five year period from July 2005 to the present of November 2010. In fact, had Amex followed their alleged Policies and Code, as well as following SOX and Title VII of the Civil Rights Act of 1964, this matter would have ended (for various reasons) in ten separate times over 5+ years:

- April 2005 (by Qing Lin, upon being asked for a job reference by FischerJordan, and then breaching the agreement of June 2000, but also the Code by not reporting to his manager of over a decade: Ash Gupta),
- July 2005 (by Ash Gupta, currently Amex's Banking President),
- December 2005 (by Stephen Norman, then Secretary of the Corporation),
- February 2006 (by Jason Brown, Amex's VP and General Counsel's Office),

GCO) were apprised in February 2006. Mr. Brown's actions may have also violated the Sarbanes-Oxley (SOX) law and SEC regulations on filing false or misleading documents (to wit: the Amex Code of Conduct and the Amex Whistleblower policies)

4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true. Amex has asked and succeeded in putting the videotaped

---

- April 2008 (by Amex's counsel, when turning over Jason Brown's handwritten notes re: Qing's breach),
- April 7 2009 (by Ash's interrogatories)
- April 2009 (by Amex's co-counsel's from Skadden and from Kelley Drye Warren, and Jason Brown)
- January 2009 (by Qing, Jason Brown, and Amex's counsel),
- April 2009 (by Ken Chenault's misleading statements to Shareholders, uncorrected by Ash, Qing & Jason),
- April 2010 (by Ken Chenault's misleading statements to Shareholders, uncorrected by himself).

"Purpose of this Policy

This policy establishes guidelines and procedures for handling whistleblower claims. Consistent with the Company's commitment to maintain the highest standards of integrity, which is one of its Blue Box Values, compliance with the law and its Code of Conduct is a responsibility that everyone in the organization must assume. By appropriately responding to allegations by employees, suppliers, customers or contractors that the Company is not meeting its legal obligations, the Company can better support an environment where compliance is the norm and thereby avoid a diminution in shareholder value.
[...]

3.3 Employee responsibilities

Employees suspecting serious breaches of policy or the law must report them immediately to their supervisors. [...]

3.5 Disciplinary measures

Once investigated, a decision on what course of action to take based on the findings of the investigation must be approved by the Company's General Counsel and the General Auditor. The heads of these two functions will apprise the Audit Committee of the Board of Directors as appropriate.

Disciplinary measures will depend on the circumstances of the violation and will be applied in consultation with Human Resources and the GCO. Consideration will be given to whether or not a violation is intentional, as well as to the level of good faith shown by an employee in reporting the violation or in cooperating with any resulting investigation or corrective measures.

3.6 Retaliation Against Whistleblowers

No adverse employment action, e.g., termination, counseling, lower rating, etc., may be taken against a whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true."
http://ir.americanexpress.com/phoenix.zhtml?c=64467&p=irol-govwhistle

questions and answers under oath in January 2009 that show that both Jason Brown and Qing admitted to the above violations of the Code, the June 2000 Contract, and SOX.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

"proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees. Mr. Lindner is filing this as a pro-se litigant, and as a shareholder of over a decade, and has no legal counsel, as of this writing.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner November 8, 2010 *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

1 UNITED STATES DISTRICT COURT
1 SOUTHERN DISTRICT OF NEW YORK
2 ------------------------------x
2
3 PETER W. LINDNER,
3
4 Plaintiff,
4
5 v. 06 CV 3834 (JGK)
5
6 AMERICAN EXPRESS CORPORATION,
6 et al.,
7
7 Defendants.
8
8 ------------------------------x
9 New York, N.Y.
9 April 23, 2009
10 6:30 p.m.
10
11 Before:
11
12 HON. JOHN G. KOELTL,
12
13 District Judge
13
14 APPEARANCES
14
15 PETER W. LINDNER
15 Pro Se Plaintiff
16
16 SKADDEN, ARPS, SLATE, MEAGHER & FLOM
17 Attorneys for Defendant American Express
17 BY: JOSEPH N. SACCA
18 DANIEL STOLLER
18
19 KELLEY, DRYE & WARREN
19 Attorneys for Defendants American Express Corporation and
20 Quig Lin
20 BY: JEAN Y. PARK
21
21 JASON BROWN
22 Attorney for Defendant AMERICAN EXPRESS CORPORATION
22
23
24
25

1 (In open court)
2 MR. LINDNER: I'm Peter Lindner, representing myself
3 pro se.
4 MR. SACCA: Good afternoon, your Honor. Joseph Sacca,
5 Skadden Arps for American Express with my partner Daniel
6 Stoller.
7 MR. BROWN: Jason Brown. I work in-house at American
8 Express.
9 MS. PARK: Jean Park, Kelley Drye & Warren for

7 underlying claim for relief relating to a shareholder proposal
8 the merits of which could be adjudicated, which there is not.
9 The SEC already issued a no-action letter permitting American
10 Express to exclude the plaintiff's shareholder proposal from
11 its proxy materials pursuant to SEC Rule 14a-8(i)(7), 17 CFR
12 Section 240.14a-8(i)(7), because the proposal deals with the
13 company's ordinary business operations. The SEC declined to
14 reconsider its decision. Rule 14a-8(i)(7) provides that
15 management can exclude a shareholder proposal that "deals with
16 a matter relating to the company's ordinary business
17 operations." 17 CFR Section 240.14a-8(i)(7).
18 As the plaintiff points out, there is an exception to
19 the rule for proposals "focusing on sufficiently significant
20 social policy issues. (e.g., significant discrimination
21 matters)." Amendments to Rules on Shareholder Proposals,
22 Exchange Act Release No. 34-40018, 1998 WL 254809 (May 21,
23 1998.) Such proposals "generally would not be considered to be
24 excludable because the proposals would transcend the day-to-day
25 business matters and raise policy issues so significant that it

1 would be appropriate for a shareholder vote." Id. The
2 plaintiff argues that his shareholder proposal falls within
3 this exception. However, the SEC has plainly considered and
4 rejected that argument because the plaintiff raised the
5 argument in requesting that the SEC reconsider its position in
6 the no-action letter, which it declined to do. (Sacca Exhibits
7 9-10.) No-action letters interpreting SEC rules are "entitled
8 to careful consideration as 'representing the views of persons
9 who are continuously working with provisions of the statute
10 involved.'" Donaghue v. Accenture Ltd. 03 CV 8329, 2004 WL
11 1823448 at *3 (S.D.N.Y. August 16, 2004) (quoting 17 CFR
12 202.1(d)) (alterations omitted). This is particularly true
13 where the SEC has espoused a consistent position on a
14 particular type of proposal, as it has in this case, by issuing
15 no-action letters with respect to the plaintiff's proposal for
16 identical reasons in 2007 and 2009. See, e.g. New York City
17 Employees' Retirement System v. Brunswick Corp. 789 F.Supp.
18 144, 147 (S.D.N.Y. 1992) (finding that court "should defer to
19 the SEC's interpretation of the rule" where SEC issued five
20 no-action letters on similar proposals). In light of the
21 deference accorded to the no-action letter, the plaintiff has
22 failed to show a likelihood of succeeding on the merits of a
23 claim that his shareholder proposal must be included in
24 American Express' proxy materials.
25 The plaintiff has also failed to show that the balance

1 of hardships tips decidedly in his favor. Indeed, all
2 indications are to the contrary. The defendants would suffer
3 considerable disruption between upon the issuance of the
4 plaintiff's requested preliminary injunction. Rescheduling or
5 postponing the April 27, 2009, shareholder meeting and
6 reissuing or amending the proxy materials would result in
7 significant expense, among other things. (Norman declaration,
8 paragraph six to seven.) The plaintiff has not provided any
9 indication that the alleged harm he would suffer in the absence
10 of a preliminary injunction would be greater than the
11 disruption to the defendants. In responding to American

EXHIBIT C

EXHIBIT E



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia,* breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals

presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby

"representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT D



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 4, 2008

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
49th Floor
New York, NY 10285

Re: American Express Company
Incoming letter dated January 11, 2008

Dear Mr. Schwartz:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston
Special Counsel

AMERICAN EXPRESS

American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

January 11, 2008

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence to the Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. (Please note that in an e-mail, dated January 9,

2008, from the Proponent to Stephen P. Norman, the Company's Secretary, the Proponent confirmed to the Company that he wished to have the Proposal included in the Company's Proxy Materials. For your information, a copy of the Proponent's January 9th e-mail is attached hereto as Exhibit B.) The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 28, 2008. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar-days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2007, was dated March 14, 2007, and was first mailed to shareholders on or about March 16, 2007. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 28, 2008, a date that is within 30 days of the date on which the 2007 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2007 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2007 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2007 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 17, 2007.

The Proposal was received by the Company via e-mail on December 27, 2007, which was well after the November 17, 2007 deadline established under the terms of Rule 14a-8. (For your information, a manually signed copy of the Proponent's December 27th e-mail containing the Proposal (which the Proponent apparently mistakenly dated, December 30, 2007), which the Proponent sent to the undersigned via certified mail on December 28, 2007, is attached hereto as Exhibit C.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty (40) days after the deadline for submissions.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2008 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. It should be noted, however, that Mr. Norman, by e-mail dated January 9, 2008, notified the Proponent that the Company did not intend to include the Proposal in the Company's Proxy Materials for the 2008 Annual Meeting of Shareholders. A copy of Mr. Norman's January 9th e-mail sent to the Proponent is attached hereto as Exhibit D. (Please note that the Proponent's response to Mr. Norman's January 9th e-mail is referenced above and attached hereto as Exhibit B.)

Additionally, we also would like to bring to the Staff's attention that the Proponent submitted a substantially similar proposal to the Company on October 11, 2006 for inclusion in the Company's proxy materials for the 2007 Annual Meeting. In a letter, dated December 15, 2006, the Company requested no-action relief from the Staff if the Company excluded this substantially similar proposal from its proxy materials. The Staff granted such relief in a letter dated January 23, 2007. Accordingly, if the Staff were inclined to deem the Proponent's Proposal to be timely submitted for the 2008 Annual Meeting, we would request that the Staff exclude the Proposal on the same substantive grounds cited in our December 15, 2006 letter regarding the substantially similar proposal. For your information, a copy of the Company's December 15, 2006 letter to the Staff and the Staff's January 23, 2007 letter to the Company are attached hereto as Exhibit E.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 14, 2008 and March 17, 2008. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2008 Annual Meeting.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,



Harold E. Schwartz
Senior Counsel

Enclosures

cc: Mr. Stephen P. Norman

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

EXHIBIT A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) **(a) Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) **Name and address of shareholder bringing proposal:**

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT B

Exhibit B



*** FISMA & OMB Memorandum M-07-16 ***
01/09/2008 04:32 PM

To Stephen P Norman/AMER/CORP/AEXP@AMEX
cc
bcc
Subject Re: Letter to the American Express Nominating Committee and Shareholder Proposal for April 2008

Dear Mr. Norman:

Your phrasing is interesting: "Please note that if you did intend to submit your proposal under that Rule, we will file a "no action" request to exclude the proposal as it was not submitted on time. "

You would have filed a "no action" request whether or not it was submitted on time, right?

As you know, I do wish my nomination and my proposal to be on the "Company's proxy statement ".

Regards,
Peter Lindner
Home *** FISMA & OMB Memorandum M-07-16 ***
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EXHIBIT C

Peter Lindner

From: "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
To: <stephen.p.norman@aexp.com>
Cc: "Harold E Schwartz" <harold.e.schwartz@aexp.com>
Sent: Thursday, December 27, 2007 10:49 PM
Attach: AMEX BOARD NOMINATING COMM version Dec 2007.pdf; Governance Committee Dec 2007.pdf
Subject: Peter Lindner's letter to the American Express Nominating Committee and Shareholder Proposal for Apr 2008

Mr. Norman:

Attached is my letter to the American Express Corporation's Nominating Committee, with which I ask for their vote to become a member of the Board of Directors of American Express. I also enclose my Shareholder's Proposal, which is pretty much identical to last year's.

Please confirm that I have submitted in time to run for Board of Directors and solicit shareholder votes for my proposal.

Regards,

Peter

Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

12/27/2007

home *** FISMA & OMB Memorandum M-07-16 ***
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----- Original Message -----
From: Peter Lindner
To: stephen.p.norman@aexp.com
Cc: Harold E Schwartz ; Tom Luz
Sent: Sunday, November 12, 2006 8:20 PM
Subject: Peter Lindner's letter to the American Express Nominating Committee

Mr. Norman:

Attached is my letter to the American Express Corporation's Nominating Committee, with which I ask for their vote to become a member of the Board of Directors of American Express.

Regards,

Peter

Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

home *** FISMA & OMB Memorandum M-07-16 ***
cell *** FISMA & OMB Memorandum M-07-16 ***

Thursday, December 27, 2007

Governance Committee and Nominating Committee:

Mr. Stephen Norman ventured that I could make this supporting statement for my shareholder proposal regarding American Express's (Amex's) Code of Conduct ("Code"). I thank you for the opportunity and for your time.

Congress has a faulty Ethics Committee, and it is to be addressed by the new incoming Democrats. I feel that Amex's situation is parallel, and that we need to revamp the methods used for Amex resolving ethical challenges.

For instance, Mr. Norman indicated that he reports incidents to your committee and that the Code is being revised. Well, that may be true, but that does not mean that there will be a big change from the way it has been done. I am proposing a major shift in the Code, that will not be in line with how US companies handle such matters. Rather, it will be ahead-of-and a major departure from the state of the art. In order to make a big change, we must have the intellectual resources as well as the factual data to make these decisions and policy. When a Truth Commission[1] was established, there were few precedents for such a procedure, and it has worked well. In Congress, Tom DeLay may well get pardoned by President Bush, but a number of felons in Congress show us that there are big problems. The Speaker of the US Congress (second in line for the Presidency after the VP) may well have covered up incidents relating to Mark Foley's pages, and then decided against staying in that post.[2] The Amex shareholders

---

[1] "Generally, truth commissions are bodies established to research and report on human rights abuses over a certain period of time in a particular country or in relation to a particular conflict." The United States Institute of Peace is an independent, nonpartisan, national institution established and funded by Congress. http://www.usip.org/library/truth.html

[2] "J. Dennis Hastert, who will step down as speaker in January [2007] when Democrats take the majority in the 110th Congress, declined to run for the leadership."
http://select.nytimes.com/search/restricted/article?res=F60917FE3E5A0C7B8DDDA80994DE404482
Yet a month earlier, Mr. Hastert would admit to no such thing, in a CNN story entitled "Hastert says he won't step aside over Foley scandal":

> "House Speaker Dennis Hastert on Thursday said that he has "done nothing wrong" and that he will not step down over the controversy surrounding former Rep. Mark Foley.
> "I'm going to run and presumably win in this election, and when I do I expect to run for speaker," the Illinois Republican told reporters at his district office outside Chicago."

The news article continued that "Hastert also suggested that the release of Foley's correspondences may be a ploy by Democrats to get the upper hand during next month's midterm elections."
The parallels continue, since Hastert said he wanted to investigate with outsiders and then informed Pelosi, instead of working together:

> "Hastert called Pelosi to notify her that he was bringing in an outside investigator, and Pelosi pointed out to him that the move was a "unilateral decision," spokeswoman Jennifer Crider said.
> "He said 'I'm calling to notify you' and Pelosi responded, 'You'll do what you'll do,' " she said."

It's an interesting, still changing story some 2 months after being reported.
http://www.cnn.com/2006/POLITICS/10/05/hastert.foley/index.html

should be able to have a corporation which has fewer ethical challenges and a bit more leadership in this area.

I wonder if you are aware, statistically, of how many problems are caused in Amex by infractions of the Code, and how many could be avoided if the Code were substantially changed? You have an Ombudsman who works anonymously to help employees. Has that truly helped, and if so, can it be documented, and can its failures also be documented? Do the firings and demotion of employees and complaints via performance reviews all trigger incident reports? Are these incidents linked to specific sections of the Code? I hope so, but I doubt it.

In Amex, when a cardmember promises to mail a payment in time, and does so, a mark is kept in his file indicating "promise kept." There is the flip side of a "broken promise," which is used in actions taken by Amex against the cardmember. I think that promises made by Amex managers of 60,000 employees should be, but are not, tallied like the promises made by the 20million cardmembers. Moreover, I feel that no one records the vengeful actions by managers nor the actions which destroy morale and weaken Amex's structure, such as promotion of cronies for carrying out the bidding of corrupt managers.

There are many things I would like to add to this letter, but I prefer to keep this brief. I am prepared to talk to you personally about it. But the concept is that a major change in the Code

- should be researched,
- should be based upon data rather than thoughts ("data based decisioning"),
- should have new venues such as the Internet and/or Blogs and/or Wiki be tried to collect ideas and information.
- that a cross-section of stakeholders should be involved
- should be revised within one year using data from 1995 to the present
- should have academics, business leaders, and others ought to be consulted
- should reflect the best in Amex and be a leader in American Business on this issue, rather than be in the middle-of-the-pack

Mr. Norman has not formally told me of why he is fighting my proposal on "substantial" grounds. I wish to point out that Mr. Norman fought my proposal originally on "procedural" grounds that were frivolous, and which he gentlemanly later withdrew. One of the frivolous grounds was that I did not own $2,000 worth of Amex shares, and that the $70,000 in Amex's ISP fund were not shares, despite the fact that the prospectus says that the underlying shares would be given "full voting rights."[3] After Mr. Norman agreed with me, Mr. Harold ("Hal") Schwartz, Esq. wanted to dispute it. So, what is so bad about my proposal? Well, in his "substantive" objections, Mr. Norman states that:

- I have a personal grievance
- This is already being done by management

[3] "American Express Incentive Savings Plan (the "ISP")" says on page 104 (22 of 89): "Even though you do not own shares of American Express Company, you will have full voting rights for the common shares underlying the units allocated to your ISP account."
2006_Amex_SPD_041206.pdf

Both of these are sad. First of all, there are a number of shareholder proposals that were rejected by American corporations as being "personal grievances," including proposals relating to equal rights for gays being proposed by a gay man. Well, the SEC later rejected that reason, saying that other gays might well be affected. Surely we would not want to revert to the thinking that only people not affected by a proposal can make a proposal; in fact, that is the opposite of what the US Constitution requires that cases must be a real controversy. Secondly, my proposal is NOT being done by management already any more than ethics is already being handled by the US Congress; in both cases, it is being done poorly and needs a major re-write. As for it not being the scope of what shareholders may propose, I would say that if management is doing something inept, then shareholders can and should act to compel management. Moreover, the Code is not a purely internal document, since it is posted on the Web, filed with the SEC, and required under Sarbanes-Oxley.

I formally proposed to Mr. Norman to withdraw my shareholder proposal if the plan I suggest were formally adopted, and Hal encouraged me to write this, in the course of Hal's negotiations with me on the proposal. It saddens me that Mr. Norman would rather fight this and not even negotiate[4], than do what may be good for Amex, its employees, its customers and also its shareholders. I am also running for membership on the Amex Board of Directors, since it became apparent that this process needs to be shepherded through with a change in managerial control. So, I am asking you to please vote for my shareholder proposal on a major revision of the Amex Code of Conduct and vote for me as a fellow Board Member.

P.S. This letter is almost identical to the one I wrote a year ago, and which American Express fought me in Federal Court to withdraw from consideration and to bar me from attending or speaking at the Annual Shareholder's Meeting. Amex lost that fight, although Amex succeeded in delaying me by one year. Thus, I resubmit this proposal and my nomination in Dec 2007.

(signed)
Peter W. Lindner
~~Sunday, Dec. 3, 2006~~
Thursday, December 27, 2007



12/27/2007

Peter W. Lindner
*** FISMA & OMB Memorandum M-07-16 ***

home:
cell: *** FISMA & OMB Memorandum M-07-16 ***
email: *** FISMA & OMB Memorandum M-07-16 ***

c:\users\peter\documents\my documents\amex_trs\peter lindner shareholder proposal\governance committee dec 2007.doc

[4] It was only later that Hal informed me that he was not authorized to negotiate, and that I should find out from Mr. Norman with whom I was to negotiate. That later conversation with Mr. Norman led him to say I could include this supporting letter.

~~Monday, November 13, 2006~~
Thursday, December 27, 2007

To the members of the American Express ("Amex") Board and the Nominating Committee:

I would hope to meet all of you in the future to get your vote on my candidacy for the Amex Board. I was formerly employed by Amex for nine years, and own a large amount of Amex shares. I have seen degradation of ethics in Corporations (Enron, for example which swindled its shareholders and shareholder employees out of much money) and in the US Congress (Jack Abramoff and Congressman Ney and Representative Randy "Duke" Cunningham of California all have been found guilty). There is no evidence that Amex is exempt from these situations. But I too have witnessed this behavior at Amex, and although on a small scale, it supports my concern that Amex suffers from some, if not all, of the flaws.

Amex is facing a lack of ethics that has deteriorated the organization. I feel so passionate about this issue that I have previously submitted a shareholder proposal[1] recommending ways to investigate – and then address – handling ethics enterprise-wide. When corruption is internally and externally acknowledged, it has a tendency to work its way to subordinate levels, continuing the spiraling effect while tarnishing the firm, and negatively impacting both the shareholders and the general public's perception of Amex.

Amex generally maintains good public relations. Some of you may know, and wince, when you hear of Edmund Safra, who was slandered by operatives of Amex after much denial[2]. For those of you who do not know Mr. Safra, he is a deceased banker who owned the Republic National Bank. Amex wanted to acquire a bank from Safra. However, Amex so messed up the merger, that Mr. Safra became alarmed, and then Amex conducted a secret, smear campaign against Safra. Safra claimed that Amex was smearing Safra's name, and Amex denied it. In truth, James D. Robinson III (the Amex CEO) set up a top secret plot to blacken Safra's reputation[3]. It was not until a fax copy to a journalist showed that the "from" tag on the fax was from a phone within Amex, that Amex had to admit that it hired a private investigator, had him working in the Amex tower, in order to spread rumors about Safra.

So, what can be done when these things happen? ~~Enforcing and applying the code of~~ conduct is a good step in that direction. Changing this behavior though the entire organization is required. I feel strongly that my involvement at the board level could and would bring about these changes.

Since I have worked at both American Express and American Express Bank, I am familiar with the products, the employees, management, our clients, our methods, federal and

[1] Shareholder proposal is attached as Appendix 2.
[2] "Vendetta: American Express and the Smearing of Edmond Safra" Bryan Burrough, ©1992.
[3] Ibid. and "In 1989, American Express admitted to planting defamatory articles about Edmund J. Safra, a former company executive who left to form a competing bank." in "Technology For Spying Lures More Than Military" By Julie Creswell and Ron Stodghill, NY Times, Published: September 25, 2006
http://select.nytimes.com/search/restricted/article?res=F50D15F735550C768EDDA00894DE404482

international regulatory requirements, as well as our culture on at least two continents. Some of my Amex contributions include:

- Saving the Optima Card. It was the combination of two people, a Vice President and me, who proved to management that the money-losing Optima Card should be retained as an Amex product. We did so by showing that the money was lost in the first years of the product cycle and each year thereafter the losses subsided, finally showing a profit in the recent year(s). This was not visible when other analysts only looked at overall profitability instead of marginal profitability. Ultimately the card became more profitable, and as a reward, we got a one sentence, off-hand mention of the Optima program in the Annual Report.
- Finalist at the Chairman's Award for the Vintage Tracking System. The system is used by managers to track their particular card portfolio on 90+ different metrics (number of cardmembers, losses, bankruptcies, sales made, overdue payments, etc.). This system was crafted over time by my manager and refined by me over a several month period, finally becoming so well accepted, that it was turned into a production job.
- Bankruptcy Modeling. I wrote the first bankruptcy model for Amex, which was used in the 1990's to guard against cardmembers who miss payments. The model also predicted the probability of the cardmember's bankruptcy. We manually selected the worst 1% of those delinquent clients and stopped their charging, lowered their line of credit, and made them pay off the card balance. A large percent of these cardmembers went bankrupt, but usually having a much smaller impact on Amex. This system worked so well, it too was made into a production system.

My Amex experience, along with nine years of work at IBM and an MBA and undergraduate degree from MIT provide a strong foundation for my interest and passion in ethics, good governance, and specifically, **in deeds matching words.**

I wish to work with every one to make Amex a better place to work for its employees, a better place to do business with its suppliers, excel at serving its clients and cardmembers, and be seen as an exemplary leader in the financial community.

There are many parallels to the crisis at Amex and current political scenarios where leaders have crossed the line of moral, ethical and even legal boundaries. Amex can not and should not tolerate corruption. We can not be perceived as an organization that emulates criminal conduct. I want Amex to emulate the best impulses of the human spirit. Unfortunately, a cursory examination of the facts in this recent crisis, or even a full blown investigation would not result in productive outcomes for Amex. Addressing the limitations of The Amex Code of Conduct would be a good start. I have suggested this to the appropriate officers of the Corporation, and have been met with evasion.

There are many Amex employees who love the company, and some work very hard and selflessly to help their colleagues and their customers. They do this in part out of a sense that is analogous to patriotism. Yet those noble, charitable works are denigrated when unethical behavior gets rid of their good colleagues and raises ignoble people to higher office.

I own (about 950 shares or) $60,000 of Amex stock, which is not what Corporate Governance Principals would identify as "a substantial personal investment in the Company."[4] However, my stake in Amex is quite substantial to my financial well being, as a middle class New Yorker having both a financial and emotional investment in Amex. As a New Yorker, I feel a connection to Amex which is incorporated and headquartered in NYC. I worked at Amex when the first WTC bombing occurred and mourned again when the 9/11 attack happened. As to the other requirements that Amex has in selecting a Director, I attach your requirements and my qualifications point for point in Appendix 1. My resume is in Appendix 3.

My constituency is the Amex employee, past and present. I would like to represent those Amex employees. I hope to show that they are hard working employees, and I am for them. Therefore, I pledge to you that I will put forth a good, strong, ethical effort in American Express, **and I ask you for your vote** so that I can help return Amex to its standing as a great company and superior financial institution.

Peter W. Lindner
~~Sunday, November 12, 2006~~
Thursday, December 27, 2007



12/27/2007

[4] "**12) Share Ownership by Directors** The Company believes that each director should have a substantial personal investment in the Company. A personal holding of 20,000 shares of the Company is recommended for each director. Directors shall have five years to attain their share ownership threshold." "American Express Company Corporate Governance Principles" Principles_032206.pdf

Appendix 1: Amex Requirements and Peter's Qualifications for Director

- American Express says it chooses directors:
  - "Composition of the Board. Directors should be persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company, such as general management, finance, marketing, technology, law, international business or public sector activities."
  - I Peter Lindner have experience in
    - **finance**: MBA in Finance and MIS at MIT Sloan School
    - **marketing**: Marketing Information Specialist at IBM
    - **technology**: undergrad also at MIT, and computer programming as a professional for over 30 years. My resume shows knowledge of computer languages spanning that period from Cobol, Fortran, Assembler language, to current day Excel, SQL, Brio, SAS in both its old and point-n-click mode.
    - **public sector activities**: my interest in the well-being of my community, school, country and companies
    - **law**: my interest in the Supreme Court, political cases, and legislation, as well as international political treaties such as Nuclear Test Ban treaties, as well as international business concerns as the ban of commerce with –the formerly– racist South Africa. I am not a lawyer, but do read of it extensively.
    - **federal regulatory requirements**: I have prepared documents for Citigroup for inspection by the Comptroller of the Currency, and for Amex for packaging accounts receivables in its risk portfolio

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Appendix 3: Peter Lindner's Resume

PETER WILLIAM LINDNER

E-mail: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***   HOME: *** FISMA & OMB Memorandum M-07-
CELL:

SUMMARY

Analytical risk management experience in financial industries and marketing, using problem solving methodologies to get results oriented divisions ahead of the competition. Expertise in risk management, its infrastructure, market intelligence and "database mining" (extracting info on millions of clients from your corporate database) and in getting data into an infrastructure from many different sites for fresh approaches to selling. Profitability Analysis and Segmentation; analyze/manage your marketing universe. Highly analytical—works independently or with a team.

TECHNICAL SKILLS

HARDWARE:	IBM PC's, IBM Mainframes, Unix Servers, Sun Workstation
SOFTWARE:	Excel, PowerPoint, Base SAS, SAS Enterprise Guide, SAS/Access, SAS STAT, SAS Macros, SQL, Brio, C++, Cobol 2, JCL, VSAM, Nomad2, IBM Assembler, Unix
APPLICATIONS:	Predictive Modeling, Model Building, Market Intelligence, Risk Management, Citigroup/Visa/MC/Amex Analyses, Banking Systems, Financial Modeling and Marketing Analysis, Accounts Payable, Direct Mail, Capacity Planning

PROFESSIONAL EXPERIENCE

TIME WARNER CABLE, NY, NY — **2007**
Analyst
In real-time, analyze records of cable network operations, to predict failed components proactively. Also, analyze and handle security aspects of Information Technology Service Desk.

AMERICAN HOME MORTGAGE, MELVILLE, NY — **2006-2007**
Consultant
Productionize an Excel system of 50,000 mortgages to work under SAS Enterprise Guide, so that the daily inventory reconciliation can be done in minutes instead of hours – and not be limited to 64,000 mortgages.

CITIGROUP, NEW YORK, NY — **2005-2006**
Information Business
Database and Programming Consultant
Provide analytical support for Citigroup's Risk Management, with analysis of US credit card sales.

- Marketing group acceptance testing for new generation of credit card risk models. Modification of model in order to meet varied needs of various Citigroup marketing constituencies and extraction of detailed data on tapes off of IBM mainframes that predate Citigroup's SQL data warehouse—using SAS.
- Enhance Risk Management's infrastructure for web reporting/compliance on Citigroup's 150 models using SAS & Unix Korn shells for handling Solaris long-running jobs and Unix admin tasks for security.

MBNA, WILMINGTON, DE **2005**
Information Business
Database and Programming Consultant
Provide support for MBNA's Travel Rewards financial obligations, with analysis of outstanding liability for non-expired Frequent Flyer points, with goal of enhancing marketing outreach. SAS and Excel used.

CITIGROUP, NEW YORK, NY **2004-2005**
Information Business
Database and Programming Consultant
Provide analytical support for Citigroup's Franchise Leveraging, with analysis of US credit card sales.
- Work with modeling team to ensure production data's monthly deadlines, using SAS ETL, & SQL.
- Leverage marketing of summary data of Citigroup's 80 million card holders; determine macro-economic trends based upon extrapolation from monthly sales data.
- Assess extent and determine impact of gift cards given monthly statement's line item – a factor in cash flow since delay in Citigroup's obligations until gift is actually used.

INTERNATIONAL BUSINESS MACHINES, INC., NEW YORK, NY **1999 - 2003**
Americas Sales and Distribution
Market Intelligence Specialist
Provide analytical support for marketing campaigns for US and Canada sales of hardware, software and services; responsible for a modeling budget of $200k, which brought $200M in sales.
- Worked with marketing groups to implement cross-sell and up-sell strategies among diverse customer sets, tapping into IBM's rich history of purchases (hardware/software/services for 2 million firms).
- Researched areas where customers purchased a software product by analyzing their hardware and services purchases using SAS and SAS macros, resulting in identifying a 25% increase in client base.
- Gathered data and extended infrastructure for competitive analyses, model building and profiling on IBM's Data Warehouse enabling timely reporting from this quarter, rather than half-year old data.
- Managed modeling process, strategized use of analytic data, and tracked results for IBM's Large Enterprises and Small-to-Medium-Business Groups creating highly profitable e-infrastructure campaign for 4 years. Created predictive models: customer attrition and marketing media response.
- Collaborated with vendors, users, and systems people synchronizing customers' buying habits with purchase predictions boosting by 50% the usable leads for telemarketing.

NETWORK INTEGRATION SERVICES, INC., NEW YORK, NY **1999**
Consultant to IBM ("Temp-to-Perm" post)

AMERICAN EXPRESS TRAVEL RELATED SERVICES, NEW YORK, NY **1990 - 1998**
Credit Card Company **1996 - 1998**
Senior Manager – in Risk Management
Progressive enhancement of credit card solicitations, changing goals from market share to profitability depending on vision of corporate president. Predictive modeling – accessing 20 million person database.
- Establish criteria and track results of credit card solicitation mailing lists for a hundred measures, such as balances, write off rates, net credit margin. Enabled management to see improved performance of each generation of card solicitation, instead of being obscured by older results.
- Saved core part of business by establishing worth of Optima card, despite initial data appearing negative.
- Analyzed and then used SAS to model bankruptcy of current cardmembers to dramatically reduce risks of bankruptcy after a single missed payment.
- Measured impact of different card offers on response and longer-term performance, saving solicitation costs and even increasing yields; e.g. more people respond to first class mail.

AMERICAN EXPRESS BANK LTD, NEW YORK, NY **1992 - 1995**
International Banking
Senior Manager

- Analyzed across 20 countries the file layouts for banking system files to determine compatibility. We determined that piecemeal change of these files would be disastrous if it had been implemented. My novel approach examined 20 countries systematically instead of the original 3 countries.
- Tested "Datamex" banking system used for client banking, including Funds Transfer (via Swift), E-Mail, and Letter of Credit transactions, resulting in compatibility between countries while adhering to multinational banking regulations.

SPIRAL CONSULTING INC., MAHWAH, NJ **1988 - 1990**
Consultant
Effort to port health and diet programs onto hand-held computers to work with Sharp's pocket-sized "Wizard".

EDUCATION

SLOAN SCHOOL OF MANAGEMENT, M.I.T., CAMBRIDGE, MA
MBA in Finance and Management Information Systems
MASSACHUSETTS INSTITUTE OF TECHNOLOGY, CAMBRIDGE, MA
BS in Operations Research

EXHIBIT D

EXHIBIT D



Harold E Schwartz
01/11/2008 11:34 AM

To:
cc:
cc:
Subject: Fw: Letter to the American Express Nominating Committee and Shareholder Proposal for April 2008

Stephen P Norman/AMER/CORP/AEXP
01/09/2008 04:07 PM

To "Peter Lindner" *** FISMA & OMB Memorandum M-07-16 ***
cc
Subject Letter to the American Express Nominating Committee and Shareholder Proposal for April 2008

Dear Mr. Lindner,

I have received your letter to the Nominating and Governance Committee of the American Express Company Board of Directors and your shareholder proposal for the upcoming American Express Company 2008 Annual Shareholders' Meeting.

You have nominated yourself as a candidate for the Company's Board of Directors. The Nominating Committee will consider your self-nomination at their next regularly-scheduled meeting, and I will communicate to you the Committee's action on your request shortly thereafter.

Under SEC Rule 14a-8, the deadline to submit shareholder proposals for inclusion in the Company's proxy statement was November 17, 2007. Since your proposal was submitted well after that date, I assume that you did not intend to submit your proposal under that Rule for inclusion in the Company's proxy materials. I would appreciate your confirming to me by the close of business, Friday, January 11, 2008, whether my understanding is correct. Please note that if you did intend to submit your proposal under that Rule, we will file a "no action" request to exclude the proposal as it was not submitted on time.

If, however, you submitted your proposal under Section 2.9 of the Company's By-Laws instead of under Rule 14a-8, you will have the opportunity to present your proposal on the floor of the Annual Meeting in April in accordance with our By-Laws and the rules and procedures of the meeting.

Sincerely,

Steve Norman
Secretary

EXHIBIT E

EXHIBIT E



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals

presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby

"representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT E



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 22, 2009

Harold E. Schwartz
Senior Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

Re: American Express Company
Incoming letter dated December 17, 2008

Dear Mr. Schwartz:

This is in response to your letter dated December 17, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AMERICAN
EXPRESS

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285-4910

December 17, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on September 6, 2008 a proposal dated the same (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2009 Annual Meeting for the reasons set forth herein.

GENERAL

The 2009 Annual Meeting is scheduled to be held on or about April 27, 2009. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 10, 2009, and to commence mailing to its shareholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSALS

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

SIMILARITY TO PRIOR PROPOSAL

As an initial matter, it should be noted that the Proposal is substantially identical to the proposals (the "Prior Proposals") that the Proponent submitted for inclusion in the Company's proxy materials for each of the Company's 2007 and 2008 Annual Meeting of Shareholders. The Prior Proposals were excluded from the Company's proxy materials with the concurrence of the Division under (i) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations in the case of the 2007 Annual Meeting and (ii) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for submitting proposals in the case of the 2008 Annual Meeting. A copy of each of the Prior Proposals, together with the Company's no-action request letters in connection therewith (in each case with certain relevant attachments thereto), are attached hereto as **Exhibit B** and **Exhibit C**.

This letter, which sets forth the Company's reasons that the Proposal may be properly excluded from the Company's proxy materials for the 2009 Annual Meeting, substantially reiterates the reasons set forth in the undersigned's letter, dated December 15, 2006, to the Division as the basis for the exclusion of the Prior Proposal from the Company's proxy materials for its 2007 Annual Meeting.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2009 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under

Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting information included with the Proposal. The Proponent states that his reason for bringing the Proposal is that "[p]ersonal experience and anecdotal evidence show that the Code has been breached and not enforced." The Proponent continues by stating that although he "has no financial interest in the proposal," he "has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." The Proponent also states that he "is a plaintiff in an action against the Company arising out of the aforesaid breach." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, as the Proponent indicates in his supporting information, he has since brought another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as a tactic he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly ... makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and not enforced," (ii) "management (VP and above) regard [sic] the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting. Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division not later than March 1, 2009 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-9257; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Harold E. Schwartz
Senior Counsel

Attachments

cc: Mr. Stephen P. Norman
Carol V. Schwartz, Esq.
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

re: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.



"Peter Lindner"
FISMA & OMB Memorandum M-07-16
09/06/2008 07:02 PM

To Stephen P Norman/AMER/CORP/AEXP@AMEX
cc Harold E Schwartz/AMER/CORP/AEXP@AMEX
bcc
Subject Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy - part 3

History: This message has been forwarded.

Mr. Norman:

Here is my formal notice of shareholder proposal.

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner
To: Peter Lindner ; Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:56 PM
Subject: Re: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Sirs:

I attach the revised proposal, which meets the 500 word limit, as per SEC "Rule 14a-8 -- Proposals of Security Holders"
http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html

Regards,

Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

----- Original Message -----
From: Peter Lindner

To: Stephen P Norman
Cc: Harold E Schwartz
Sent: Saturday, September 06, 2008 4:33 PM
Subject: Request for April 2009 Shareholder meeting as per SEC rules in Amex April 2008 Proxy

Saturday, September 6, 2008

Mr. Norman:

I wish hereby to do the following items:

1. Run for American Express Director
2. Submit a Shareholder Proposal
3. Get a copy of the shareholder list in computer readable form
4. Receive from you an unrevocable pass to the April 2009 shareholders meeting assuming solely I have the required number of voting American Express shares to vote

Regarding item 1: Please confirm that the information you have on-hand is sufficient to re-instate my running for director.

Regarding item 2: As per page 63(or 65) of the pdf for the April 2008 Proxy:

> "Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for the 2009 Annual Meeting of Shareholders, our Secretary must receive the proposal at our principal executive offices by November 14, 2008. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Exchange Act."
> http://www.ezodproxy.com/axp/2008/proxy/images/AXP_Proxy2008.pdf

Please confirm when you will get me item #3. It need not be the latest list for the meeting of April 2009, and can be as of Aug2008, and if that is not available, then for the April 2008 meeting. In the 2 years since I wrote the attached letter, the rules and laws have changed to allow computer readable documents, and it is customary among Fortune 500 companies who are registered with the SEC to do so. If the information already exists, it should be given free of charge.

Regarding item 4, in 2006 your lawyers succeeded in getting a Federal Judge to prevent me from attending the Shareholder's meeting and communicating with the SEC and talking at the shareholders meeting. Since I own (constructively) $80,000 worth of voting shares (estimated 1,000 - 2,000 shares, since I have not bought or sold any shares from my ISP/IRA in the last several years), this forward looking document from you will be needed in case, again, your lawyers seek to take an alleged oral agreement and make it binding. May I remind you that the oral agreement which Amex lawyers persuaded a SDNY Judge to enforce was declared invalid by a higher US District Judge, unfortunately too late for me to make the SEC filings or to attend the meeting or to restore my web site, which was completely destroyed at the lower Judge's order requested by your lawyers.

I reserve the right to update these documents if I chose to, and the latest one shall be controlling.

Regards,

.Peter

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

cc: Harold Schwartz

attach:

1) Harold Schwartz reply of Oct 31 2006 on Amex asks SEC for no action.DOC



2) April 2009 Shareholder proposal Peter Lindner s Notice of Shareholder Proposal Sep.pdf

EXHIBIT B



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner

FISMA & OMB Memorandum M-07-16

January 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



RECEIVED

2006 DEC 18 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A.** In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals

presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby

"representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT C



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 4, 2008

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
49th Floor
New York, NY 10285

Re: American Express Company
Incoming letter dated January 11, 2008

Dear Mr. Schwartz:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter W. Lindner

FISMA & OMB Memorandum M-07-16

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



American Express Company
200 Vesey Street
49th Floor
New York, New York 10285

January 11, 2008

RECEIVED
2008 JAN 14 PM 12:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence to the Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. (Please note that in an e-mail, dated January 9,

2008, from the Proponent to Stephen P. Norman, the Company's Secretary, the Proponent confirmed to the Company that he wished to have the Proposal included in the Company's Proxy Materials. For your information, a copy of the Proponent's January 9th e-mail is attached hereto as Exhibit B.) The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 28, 2008. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 23, 2007, was dated March 14, 2007, and was first mailed to shareholders on or about March 16, 2007. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 28, 2008, a date that is within 30 days of the date on which the 2007 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2007 and because the 2008 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2007 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2007 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2007 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 17, 2007.

The Proposal was received by the Company via e-mail on December 27, 2007, which was well after the November 17, 2007 deadline established under the terms of Rule 14a-8. (For your information, a manually signed copy of the Proponent's December 27th e-mail containing the Proposal (which the Proponent apparently mistakenly dated, December 30, 2007), which the Proponent sent to the undersigned via certified mail on December 28, 2007, is attached hereto as Exhibit C.) Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty (40) days after the deadline for submissions.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2008 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied. It should be noted, however, that Mr. Norman, by e-mail dated January 9, 2008, notified the Proponent that the Company did not intend to include the Proposal in the Company's Proxy Materials for the 2008 Annual Meeting of Shareholders. A copy of Mr. Norman's January 9th e-mail sent to the Proponent is attached hereto as Exhibit D. (Please note that the Proponent's response to Mr. Norman's January 9th e-mail is referenced above and attached hereto as Exhibit B.)

Additionally, we also would like to bring to the Staff's attention that the Proponent submitted a substantially similar proposal to the Company on October 11, 2006 for inclusion in the Company's proxy materials for the 2007 Annual Meeting. In a letter, dated December 15, 2006, the Company requested no-action relief from the Staff if the Company excluded this substantially similar proposal from its proxy materials. The Staff granted such relief in a letter dated January 23, 2007. Accordingly, if the Staff were inclined to deem the Proponent's Proposal to be timely submitted for the 2008 Annual Meeting, we would request that the Staff exclude the Proposal on the same substantive grounds cited in our December 15, 2006 letter regarding the substantially similar proposal. For your information, a copy of the Company's December 15, 2006 letter to the Staff and the Staff's January 23, 2007 letter to the Company are attached hereto as Exhibit E.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" however, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 14, 2008 and March 17, 2008. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2008 Annual Meeting.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,



Harold E. Schwartz
Senior Counsel

Enclosures

cc: Mr. Stephen P. Norman

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

~~Exhibit~~ A

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York [illegible]

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT F



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 2, 2010

Harold E. Schwartz
Senior Counsel
American Express Company
200 Vesey Street
New York, NY 10285

Re: American Express Company
Incoming letter dated January 12, 2010

Dear Mr. Schwartz:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter W. Lindner

FISMA & OMB Memorandum M-07-16

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 12, 2010

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



American Express Company
200 Vesey Street
New York, NY 10285

January 12, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Peter W. Lindner

Ladies and Gentlemen:

This letter and its attachment are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2010 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.[1]

As required by Rule 14a-8(j), a complete copy of this submission is being sent via overnight courier to Mr. Peter W. Lindner (the "Proponent"), the shareholder who submitted the Proposal.

The Proposal, which is attached hereto as Exhibit A and was set forth in Appendix 2 to the Proponent's correspondence, dated December 29, 2009, to the

[1] The Company would like to bring to the Staff's attention that the shareholder submitting the Proposal has also submitted to the Company on several occasions in prior years a shareholder proposal that is substantially similar to the Proposal. In each instance, the Company requested no-action relief from the Staff if the Company excluded such substantially similar proposal from its proxy materials, and in each instance, the Staff granted such relief either on substantive grounds or on the grounds that such proposal was not received by the Company until after the deadline for such submissions.

Company, would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission' after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on April 26, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting ...."

The proxy statement for the Company's annual meeting of shareholders that was held on April 27, 2009, was dated March 13, 2009, and was first mailed to shareholders on or about March 16, 2009. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for April 26, 2010, a date that is within 30 days of the date on which the 2009 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2009 and because the 2010 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2009 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2009 Annual Meeting. Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2009 proxy statement under the caption "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders", which states that proposals of shareholders intended to be presented at the Company's 2010 Annual Meeting of Shareholders must have been received at the Company's principal executive offices not later than November 16, 2009.

The Proposal was received by the Company via facsimile on December 29, 2009, which was well after the November 16, 2009, deadline established under the terms of Rule 14a-8. Therefore, under the date that the Company determined as the deadline for submissions, the Proposal was not received by the Company until a date that was forty-three (43) days after the deadline for submissions. For your information, a copy of the fax call report evidencing the Company's receipt of the Proposal is attached hereto as Exhibit B.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the 2010 Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied.

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2010 Annual Meeting.

* * *

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission;" <u>however</u>, under such rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement. The Company presently intends to file its definitive proxy materials with the Commission between March 15, 2010 and March 17, 2010. Because the Proposal was not received until after the deadline for submissions and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) in the event that the Company files its definitive proxy materials prior to the 80th day after the date this submission is received by with the Commission.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-9257; e-mail – harold.e.schwartz@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Very truly yours,



Harold E. Schwartz
Senior Counsel

Attachment

cc: Carol V. Schwartz, Esq.

Mr. Peter W. Lindner (via overnight courier)

FISMA & OMB Memorandum M-07-16

12/29/2009 ***FISMA & OMB Memorandum M-07-16***

EXHIBIT A

0001/0005

DEC 2009 RECEIVED Carol V. Schwartz

Tuesday, December 29, 2009
Via Fax: 212-640-0135

To the Nominating Committee at American Express (Amex):

This is my annual letter[1] asking to be **listed on the Proxy for April 2010 as a nominee for the Amex Board of Directors**. I ask, some would use the word "demand", to be interviewed for that position, especially since Amex has gone to Federal Court not once (in 2007) but twice (in February 2009 also) to stop me from even communicating with Amex, its shareholders, the SEC and Secretary of the Corporation Stephen Norman. I intend to get a show cause order from USDJ Koeltl, as His Honor said last year that if I don't get **my Shareholder Proposal on the proxy this year** for 2010, I should get an order from him in January 2010. Last year I tried in March 2009, which His Honor USDJ Koeltl felt was too late.

Surely I must be a crazy person, whom Amex is trying to shield you from, or else I am a rational person whom they fear. I'd suggest the latter.

I am a bit repetitive, since I don't know what you have seen – or most likely not seen – with regard to my being on the Board. Amex is once again trying to use might rather than reason; and with reason, Amex could make itself a better place for its employees, shareholders and customers. And, by the way, also obey US laws on discrimination.

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts (attached). Amex has formally admitted in Court that they have violated a written settlement agreement that Amex Banking President Ash Gupta and I signed in June 2000. We are beyond the point of "alleged violation." And worse, CEO Ken Chenault spoke to the Shareholder's Meeting in April 2009 and said that the Amex Code is working fine[2]. This may be a misleading statement, as defined by SEC regulations. The next month, Qing Lin who admitted breaching the June 2000 Amex-Lindner Contract had left Amex and his direct manager of 15 years, Ash Gupta to work for a competitor. Maybe Qing was fired, but maybe he quit with a bonus. In my case, it took 4 ½ years for the Amex Code to "work," and $45,000 in my legal bills (and counting), and Amex still has not fixed the "problem," although getting Qing to leave for his breach was a start.

I think you will find my Shareholder Proposal on a Truth Commission for Amex has a worthy public objective.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express. But I also wish you to personally respond to this letter, and not have some proxy at the Secretary of the Corporation's office reply to me.

Sincerely yours,

Peter W. Lindner



FISMA & OMB Memorandum M-07-16

Attachments:
Appendix 1: Letter to Secr. of the Corp. Stephen Norman of Shareholder Proposal dated September 6, 2008
Appendix 2: Shareholder Proposal of Mr. Lindner

[1] I was able to speak at the April 2009 Shareholder's meeting only by getting a court order in SDNY (Southern District of NY)

[2] Amex's lawyer Ms. Jean Park at Kelley Drye & Warren LLP refused to give me the transcript and/or video of Ken's remarks.

Appendix 1: Peter Lindner's letter of Friday, September 19, 2008 for becoming a member of Amex's Board of Directors

Friday, September 19, 2008

To the Nominating Committee at American Express (Amex):

I applied two years ago to be a director, and you turned me down.

I then applied to be an American Express director via the SEC.

However, as you may (or may not know), our company went to a Federal Judge and got a court order to stop me from communicating to the SEC, from attending the shareholder's meeting and from asking a question at the shareholders' meeting.

It cost me $20,000 in legal fees to get that overturned. The higher judge (US District Judge) felt there were four criteria to stop me, and I was right (and Amex wrong) on all 4. Moreover, there was an additional reason why Amex was wrong, which was cited in his footnote.

I have $80,000 worth of voting shares in Amex, and have not sold a single share in that time. I speak to you as a fellow shareholder and as a former employee.

Given that Amex wrongly stopped me from attending the meeting, and wrongly stopped me from communicating with the SEC (actually, they asked the Judge to retract the submission to the SEC, but the SEC said it could not be done, since a submission immediately goes to computers all over the world), I ask that you both interview me personally and find out if what I am saying is true.

And I point you to document DEF000370, which Amex has, which will show you that indeed Amex violated my rights as an "employee" (title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), and this was recorded by a knowledgeable Amex VP / Lawyer. Moreover, you can read the sealed transcript, both of which I cannot give you, but Amex lawyers can show you to indicate what other restrictions were made upon me, and how the Amex lawyers went so far as to break a promise to the Court (on getting a written document) in order to stop me from going to the SEC, or nominating myself.

Surely, Amex can be a better corporation than these episodes would make you believe.

And that is one of the reasons why I am running for Director of American Express. There is an inherent goodness of Amex, and too often, a few employees – and now maybe a few Vice Presidents and above – lose sight of the virtues of Amex, and do foul things that are unworthy of this firm.

Let me digress with a parallel that may be apt: When a woman is raped, the defense attorney will sometimes try to smear the woman, and ask if she had sex before marriage, if she had an abortion, and various other things that have nothing to do with the fact that she was raped. It is as if she was a less than virtuous woman, and she was asking to be raped, nay, she wanted it and it was not rape. But those questions are asked in open Court in order to embarrass the woman and make her withdraw her accusation. Such is the case at Amex, where the lead attorney in the case said she wanted to know if I had sex with any Amex employees. Whether I have had that or not, it does not mean that it allows Amex to violate a written contract signed by Ash Gupta (Amex President of Banking) and me (Peter Lindner) in June of 2000. Surely, to use the well worn phrases of fifty years ago said to Senator McCarthy:

"Until this moment, Senator, I think I never gauged your cruelty or recklessness...."
[When McCarthy resumed his attack, Welch cut him short:]
"Let us not assassinate this lad further, Senator.... You've done enough. Have you no sense of decency, sir, at long last? Have you left no sense of decency?""[3]

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts.

And I think Amex would be a better place if such things were investigated. And, by the way, it is questionable whether I would have won as Director of Amex in April 2007. But you know that Amex's dirty tactics then and now (as recently as May2008) should not be called for in a civil election nor in a Fortune 500 company.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

[3] From http://en.wikipedia.org/wiki/Army-McCarthy_Hearings

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman (or to his replacement)
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 29, 2009

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2010.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) **Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) **Reasons for bringing such business to the annual meeting.**

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) **Name and address of shareholder bringing proposal:**

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT B

hp LaserJet 9050mfp series



Fax Call Report 1

American Express
212-640-0136
Dec-29-2009 12:48 PM

Job	Date/Time	Type	Identification	Duration	Pages	Result
2621	Dec-29-2009 12:46 PM	Receive	***FISMA & OMB Memorandum M-07-16***	1:24	5	Success